UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 0)*

Crown Electrokinetics Corp.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

228339206

(CUSIP Number)

Joel Krutz, COO/CFO, 718-839-3471,

Crown Electrokinetics Corp., 11601 Wilshire Blvd, Suite 2240, Los Angeles, CA 90025

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 16, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228339206	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Long Grove Partners, LLC Tax ID 45-3986447
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,932,583
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,932,583
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,932,583
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12.	TYPE OF REPORTING PERSON (see instructions) PN (LLC)

CUSIP No. 228339206	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott Brickman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 140,245*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 140,245*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,245*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.45%
12.	TYPE OF REPORTING PERSON (see instructions) IN

*	The 140,425 common shares of Crown Electrokinetics Corp. are owned by Brickman Partners, a Pennsylvania limited partnership. Scott Brickman’s ownership of the common shares owned by Brickman Partners is through his 50% beneficial ownership interest in SPBrick Associates, LLC, the general partner of Brickman Partners. SPBrick Associates, LLC has a 1.7101212% ownership interest in Brickman Partners.

CUSIP No. 228339206	13G	Page 4 of 7 Pages

Item 1.	(a)	Name of Issuer Crown Electrokinetics Corp.

	(b)	Address of Issuer’s Principal Executive Offices 11601 Wilshire Blvd, Suite 2240, Los Angeles, CA 90025

Item 2.	(a)	Name of Person Filing Long Grove Partners, LLC Scott Brickman

	(b)	Address of the Principal Office or, if none, residence Long Grove Partners, LLC 165 Township Line Road, Suite 3000 Jenkintown, PA 19046 Scott Brickman 9115 Burning Tree Road Bethesda, MD 20817

	(c)	Citizenship Long Grove Partners, LLC: Pennsylvania Limited Liability Company Scott Brickman: USA

	(d)	Title of Class of Securities Common Stock, $0.0001 par value per share

	(e)	CUSIP Number 228339206

CUSIP No. 228339206	13G	Page 5 of 7 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Long Grove Partners, LLC - 1,932,583 Scott Brickman – 140,425*
(b)	Percent of class: Long Grove Partners, LLC – 6.2% Scott Brickman – 0.45%*
(c)	Number of shares as to which Long Grove Partners, LLC has:
	(i)	Sole power to vote or to direct the vote: 1,932,583
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 1,932,583
	(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 228339206	13G	Page 6 of 7 Pages

Number of shares as to which Scott Brickman has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 140,425*
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 140,425*

*The 140,425 common shares of Crown Electrokinetics Corp. are owned by Brickman Partners, a Pennsylvania limited partnership. Scott Brickman’s ownership of the common shares owned by Brickman Partners is through his 50% beneficial ownership interest in SPBrick Associates, LLC, the general partner of Brickman Partners. SPBrick Associates, LLC has a 1.7101212% ownership interest in Brickman Partners.

Item 5. Ownership of Five Percent or Less of a Class. Not applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ] .

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable

Item 8. Identification and Classification of Members of the Group. Not applicable

Item 9. Notice of Dissolution of Group. Not applicable

CUSIP No. 228339206	13G	Page 7 of 7 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Name of Registrant
Long Grove Partners, LLC
By:	/Scott Brickman/
Name:	Scott Brickman
Title:	Manager

/Scott Brickman/
Scott Brickman

Date:	March 15, 2023

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto, the “Schedule 13G”) relating to the Common Stock, $0.001 par value, of Crown Electrokinetics Corp. shares, which may be deemed necessary pursuant to Regulation 13D or 13G promulgated under the Exchange Act.

The undersigned further agree that each party hereto is responsible for the timely filing of the Schedule 13G, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has a reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Joint Filing Agreement shall be attached as an exhibit to the Schedule 13G, filed on behalf of each of the parties hereto.

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of the 15th day of March 2023.

Long Grove Partners, LLC
By:	/Scott Brickman/
Name:	Scott Brickman
Title:	Manager

/Scott Brickman/
Scott Brickman